FEDERATED ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 11, 2019

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED ADVISER SERIES (the “Registrant” or the “Trust”)

Federated Hermes International Equity Fund (the “Fund”)

Class A Shares

Class C Shares

Class R6 Shares

Institutional Shares

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Orlic:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on May 23, 2019, regarding its Post-Effective Amendment No. 14 under the Securities Act of 1933 and Amendment No. 15 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Trust, with respect to the Fund, filed on April 12, 2019.

COMMENT 1. Prospectus Cover Page

Please add the ticker symbols to the Prospectus and Statement of Additional Information cover pages when the ticker symbols are available.

RESPONSE:

The Fund’s ticker symbols have been added to the cover pages and will be reflected in the Registrant’s Rule 485(b) filing to be submitted on June 26, 2019.

COMMENT 2. Prospectus Risk/Return Summary: Fees and Expenses

Please delete Footnotes (1) and (3) since the expenses disclosed are not currently charged by the Fund.

RESPONSE:

The Registrant confirms that the Distribution Rule 12b-1 Fee (12b-1) for the Fund’s Class A Shares and the shareholder services/account administration fee (SSF/AAF) for the Fund’s Institutional Shares are “dormant” (collectively, the “Dormant Fees”). While the Dormant Fees have been approved by the Fund’s Board of Trustees (the “Board”), these Dormant Fees will not be incurred or charged unless and until they are approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

Respectfully, the Registrant believes that the presentation of the Dormant Fees in the respective footnotes is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Fund does not, and cannot, include the Dormant Fees in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) Dormant Fees have been approved by the Board, (2) provide the maximum allowable fee amount, as applicable and (3) disclose that the Dormant Fees are not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 3: Prospectus Risk/Return Summary: Fees and Expenses Example:

Please delete “any sales loads on reinvested dividends,…” from the parenthetical in the second paragraph of the “Example” section listed below since there aren’t any sales loads on reinvested dividends.

“The Example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods.  Expenses assuming no redemptions are also shown. The Example also assumes that your investment has 5% return each year and that operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) are as shown in the table above and remain the same.  Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:”

RESPONSE:

The Registrant will remove the phrase “any sales loads on reinvested dividends” from the noted disclosure.

COMMENT 4. Prospectus Fund Summary Information: Portfolio Turnover

Pursuant to Item 9(b)(1) – Instruction 7, please disclose outside of the Summary section if the Fund will engage in active and frequent trading of portfolio securities. If there will be active and frequent trading, please also reference this in the Summary section.

RESPONSE:

The Registrant complies with this Form N-1A requirement by, as a matter of complex-wide practice, including the risks associated with an active trading strategy within the strategy discussion itself. In addition, the Registrant confirms that it provides appropriate risk disclosure in the Principal Risks section that is of consequence to shareholders of the Fund. Acordingly, the Registrant will add the following disclosure under “What are the Fund's Investment Strategies?” in the statutory section of the Prospectus.

PORTFOLIO TURNOVER

The Fund actively trades its portfolio securities in an attempt to achieve its investment objective. Active trading may cause the Fund to have an increased portfolio turnover rate and increase the Fund's trading costs, which may have an adverse impact on the Fund's performance. An active trading strategy may result in the Fund generating more short-term capital gains or losses. Short-term gains are generally taxed at a higher rate than long-term gains. Any short-term losses are used first to offset short-term gains.

COMMENT 5. Performance: Bar Chart and Table

Please disclose to the Staff which broad-based securities market index the Fund intends to use.

RESPONSE:

The Registrant supplementally notes that the Fund’s broad-based securities market index is intended to be the MSCI EAFE Index. The Registrant further notes that when the Fund has annual returns for at least one calendar year, the Fund will identify this index in its Prospectus as required pursuant to Item 4(b)(2) of Form N-1A.

COMMENT 6. Prospectus: Summary and Statutory Strategy Sections

The Statutory Strategy section is essentially identical to the Summary Strategy section. Please revise the sections to show more detail in the Statutory Strategy section.

RESPONSE:

The Registrant respectfully notes that the Statutory Strategy section includes additional disclosure not present in the Summary Strategy section relating to the Adviser’s corporate governance and/or responsible investment policies (“CGRI Guidelines”), temporary defensive positions, and, as will be added in response to Comment 4 above, active trading/portfolio turnover disclosure.

In addition, the Registrant will add the following disclosure to the Fund’s Statutory Strategy section (in bold/underline):

As part of the strategy's assessment of quality and its approach to risk management, risks associated with a company's approach to environmental, social and governance (ESG) issues are actively assessed. The Adviser considers data on Hermes' proprietary ESG Dashboard, which contains a wide range of ESG factors and ranks companies on their behaviors versus peers. ESG represents governance, (being the way in which the company is run), environmental issues, (such as the impact on natural resources), and social issues (such as human rights).

In making its investment decisions, the Adviser will seek to consider its corporate governance and/or responsible investment policies (“CGRI Guidelines”) with regards to the holding of either individual securities or various categories or classes of securities. The CGRI Guidelines are intended to provide guidance on achieving best practice standards of corporate governance and equity stewardship in order to make informed investment decisions. The Fund may sell securities for a variety of reasons such as to secure gains, limit losses or redeploy assets into more promising opportunities.

COMMENT 7: SAI: Investment Objective and Investment Limitations-Additional Information: Please note that a fund and its adviser may not ignore the investment of affiliated and unaffiliated underlying investment companies when determining whether or not a fund is in compliance with its concentration policy.

Please revise the Additional Information to clarify that the Fund will consider the investments of its underlying investment companies (not just underlying funds that are concentrated) when determining the Fund’s compliance with its concentration policy.

RESPONSE:

In response to the Staff’s comment, and while the Registrant appreciates the Staff’s view, the Registrant respectfully believes that the Fund’s disclosure and monitoring procedures comply with applicable legal requirements, including applicable SEC staff guidance, and are consistent with common industry practice. Additionally, the Registrant is not aware of any SEC requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering their concentration policies. The Fund does not currently have access to the individual holdings of such products to apply a “look through” to effectively determine their industry concentrations. To the extent that the Fund determines that an investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps intended to ensure that it has appropriate risk disclosure relating to that investment.  Supplementally, the Registrant notes that such exposure is unlikely for the Fund, as any investments in underlying investment companies are expected to be minimal and in broad-based index ETFs (such as those tracking the S&P 500 Index) and other investment companies, including money market funds, that are likely to increase the Fund’s diversification and reduce its overall industry concentrations.

Therefore, the Registrant respectfully declines to revise the disclosure to indicate that the Fund will look through to the investments of all underlying funds for purposes of industry concentration and affirms that the Fund will continue to classify any underlying fund investment according to its general concentration.

COMMENT 8. Part C: Exhibit List

Please provide all information/responses at least 5 days prior to the Fund’s effective date, including the Legal Opinion of counsel.

RESPONSE:

The Registrant confirms that it will respond to Staff comments at least 5 days prior to the Fund’s effective date, including the draft Legal Opinion of Fund Counsel (attached to this letter as Exhibit A), which will be included in executed form as an exhibit to the Fund’s Rule 485(b) filing on June 26, 2019.

COMMENT 9. Part C: Exhibit List

Please replace the “Form of” exhibits with conformed copies at the Fund’s next filing.

RESPONSE:

The Registrant confirms that it will replace the “Form of” exhibits with conformed copies of the executed documents in the Fund’s Rule 485(b) filing on June 26, 2019.

If you have any questions on the enclosed material, please contact me at (412) 288-4429.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal

Enclosures

EXHIBIT A

Form of K&L Gates LLP Legal Opinion

[___________], 2019

Federated Adviser Series 4000 Ericsson Drive Warrendale, PA 15086-7561

Ladies and Gentlemen:

We have acted as counsel to Federated Adviser Series, a Delaware statutory trust (the “Trust”), in connection with Post-Effective Amendment No. [__] (the “Post-Effective Amendment”) to the Trust's registration statement on Form N-1A (File Nos. 333-218374; 811-23259) (the “Registration Statement”), to be filed with the U.S. Securities and Exchange Commission (the “Commission”) on or about [________], 2019, registering an indefinite number of shares of beneficial interest in the series of the Trust and classes thereof listed in Schedule A to this opinion letter (the “Shares”) under the Securities Act of 1933, as amended (the “Securities Act”).

This opinion letter is being delivered at your request in accordance with the requirements of paragraph 29 of Schedule A of the Securities Act and Item 28(i) of Form N-1A under the Securities Act and the Investment Company Act of 1940, as amended (the “Investment Company Act”).

[For purposes of this opinion letter, we have examined originals or copies, certified or otherwise identified to our satisfaction, of:

(i)	the relevant portions of the prospectus and statement of additional information (collectively, the “Prospectus”) filed as part of the Post-Effective Amendment;

(ii)	the Trust’s certificate of trust, governing instrument, and bylaws in effect on the date of this opinion letter; and

(iii)

the resolutions adopted by the trustees of the Trust relating to the Post-Effective Amendment and the establishment and designation of the Fund and the Shares of each class, and the authorization for issuance and sale of the Shares.]

[We also have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we have relied on a certificate of an officer of the Trust. We have not independently established any of the facts on which we have so relied.]

For purposes of this opinion letter, we have assumed the accuracy and completeness of each document submitted to us, the genuineness of all signatures on original documents, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified, conformed, or photostatic copies thereof, and the due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof. We have further assumed the legal capacity of natural persons, that persons identified to us as officers of the Trust are actually serving in such capacity, and that the representations of officers of the Trust are correct as to matters of fact. We have not independently verified any of these assumptions.

The opinions expressed in this opinion letter are based on the facts in existence and the laws in effect on the date hereof and are limited to the Delaware Statutory Trust Act and the provisions of the Investment Company Act that are applicable to equity securities issued by registered open-end investment companies. We are not opining on, and we assume no responsibility for, the applicability to or effect on any of the matters covered herein of any other laws.

[Based upon and subject to the foregoing, it is our opinion that (1) the Shares to be issued pursuant to the Post-Effective Amendment, when issued and paid for by the purchasers upon the terms described in the Post-Effective Amendment will be validly issued, and (2) such purchasers will have no obligation to make any further payments for the purchase of the Shares or contributions to the Trust solely by reason of their ownership of the Shares.]

This opinion is rendered solely in connection with the filing of the Post-Effective Amendment and supersedes any previous opinions of this firm in connection with the issuance of Shares. We hereby consent to the filing of this opinion with the Commission in connection with the Post-Effective Amendment. In giving this consent, we do not thereby admit that we are experts with respect to any part of the Registration Statement or Prospectus within the meaning of the term “expert” as used in Section 11 of the Securities Act or the rules and regulations promulgated thereunder by the Commission, nor do we admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

Schedule A

Federated Hermes International Equity Fund

Class A Shares

Class C Shares

Class R6 Shares

Institutional Shares